

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-223208

Pricing Supplement dated April 1, 2019.

HSBC USA Inc.

$744,000
Leveraged Buffered Capped iShares® MSCI Emerging Markets ETF Linked Notes due February 10, 2021

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (February 10, 2021) is based on the performance of the iShares® MSCI Emerging Markets ETF ("ETF") as measured from the trade date (April 1, 2019) to and including the determination date (February 8, 2021).

The return on your notes is linked to the performance of the ETF, and not to that of the MSCI Emerging Markets Index ("Underlying Index") on which the ETF is based. The ETF follows a strategy of "representative sampling," which means the ETF's holdings are not the same as those of the Underlying Index. The performance of the ETF may significantly diverge from that of the Underlying Index.

If the final ETF level on the determination date is greater than the initial ETF level (set on the trade date and may be higher or lower than the actual closing price of the ETF on that date), the return on your notes will be positive, subject to the maximum settlement amount ($1,241.28 for each $1,000 face amount of your notes). If the final ETF level declines by up to 15.00% from the initial ETF level, you will receive the face amount of your notes. **If the final ETF level declines by more than 15.00% from the initial ETF level, the return on your notes will be negative. You could lose your entire investment in the notes.**

To determine your payment at maturity, we will calculate the ETF return, which is the percentage increase or decrease in the final ETF level from the initial ETF level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

- if the ETF return is *positive* (the final ETF level is *greater than* the initial ETF level), the *sum* of (i) $1,000 *plus* (ii) the *product* of (a) $1,000 *times* (b) 1.6 *times* (c) the ETF return, subject to the maximum settlement amount;
- if the ETF return is *zero* or *negative* but *not below* -15.00% (the final ETF level is *equal to* the initial ETF level or is *less than* the initial ETF level, but not by more than 15.00%), $1,000; or
- if the ETF return is *negative* and is *below* -15.00% (the final ETF level is *less than* the initial ETF level by more than 15.00%), the *sum* of (i) $1,000 *plus* (ii) the *product* of (a) approximately 1.1765 *times* (b) the *sum of* the ETF return *plus* 15.00% *times* (c) $1,000.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-12 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement. The notes will not be listed on any U.S. securities exchange or automated quotation system. Any payments on the notes are subject to the credit risk of HSBC USA Inc.

The Estimated Initial Value of the notes on the trade date is $983 per note, which will be less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-6 and "Risk Factors" beginning on page PS-12 of this document for further information.

	Price to Public[1]	Underwriting Discount[1]	Proceeds to Issuer
Per note / Total	$1,000 / $744,000	$0.00 / $0.00	$1,000 / $744,000

[1] HSBC Securities (USA) Inc. will purchase the notes from us at the price to public for distribution to other registered broker-dealers. Neither HSBC Securities (USA) Inc. nor any of its affiliates will pay any underwriting discount in connection with the distribution of the notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-20 of this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

HSBC Securities (USA) Inc.

The price to public, underwriting discount and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at prices to public and with underwriting discounts and proceeds to issuer that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price to public you pay for such notes.

HSBC Securities (USA) Inc. or any of its affiliates or agents may use this pricing supplement in the initial sale of the notes. In addition, HSBC Securities (USA) Inc. or any of its affiliates or agents may use this final pricing supplement in a market-making transaction in a note after its initial sale. *Unless HSBC Securities (USA) Inc. or any of its affiliates or agents informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.*

About Your Prospectus

You should read this pricing supplement together with the related ETF Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

- The ETF Underlying Supplement dated February 26, 2018
- The prospectus supplement dated February 26, 2018
- The prospectus dated February 26, 2018

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.



Leveraged Buffered Capped iShares® MSCI Emerging Markets ETF Linked Notes due February 10, 2021

INVESTMENT THESIS

You should be willing to:

- forgo gains greater than a Maximum Settlement Amount of 124.128% of the face amount in exchange for (i) 1.6x leveraged upside participation if the Underlier Return is positive and (ii) a buffer against loss of principal in the event of a decline of up to 15.00% in the Final Underlier Level relative to the Initial Underlier Level.
- forgo interest payments and accept the risk of losing your entire investment in exchange for the potential to earn 160.00% of any positive Underlier Return up to a Maximum Settlement Amount of 124.128% of the face amount.

Your maximum return on your notes will not be greater than the return represented by the Maximum Settlement Amount, which is 24.128%, and you could lose a substantial portion or all of your investment if the Underlier Return is less than -15.00%.

DETERMINING THE CASH SETTLEMENT AMOUNT

At maturity, for each $1,000 face amount, the investor will receive (in each case as a percentage of the face amount):

- if the Final Underlier Level is greater than 100.00% of the Initial Underlier Level, 100.00% *plus* 160.00% times the Underlier Return, subject to a Maximum Settlement Amount of 124.128%;
- if the Final Underlier Level is between 85.00% and 100.00% of the Initial Underlier Level, 100.00%; or
- if the Final Underlier Level is less than 85.00% of the Initial Underlier Level, 100.00% *minus* approximately 1.1765% for every 1.00% that the Final Underlier Level has declined below 85.00% of the Initial Underlier Level

If the Final Underlier Level declines by more than 15.00% from the Initial Underlier Level, the return on the notes will be negative and the investor could lose their entire investment in the notes.

KEY TERMS

Issuer:	HSBC USA Inc.
Underlier:	The iShares® MSCI Emerging Markets ETF (Bloomberg symbol, "EEM UP Equity")
Face Amount:	$744,000 in the aggregate; each note will have a face amount equal to $1,000
Trade Date:	April 1, 2019
Settlement Date:	April 8, 2019
Determination Date:	February 8, 2021
Stated Maturity Date:	February 10, 2021
Initial Underlier Level:	$43.63, which was the Official Closing Price of the Underlier on the Trade Date
Final Underlier Level:	The Official Closing Price of the Underlier on the Determination Date
Underlier Return:	The *quotient* of (i) the Final Underlier Level *minus* the Initial Underlier Level *divided by* (ii) the Initial Underlier Level, expressed as a percentage
Upside Participation Rate:	160.00%
Buffer Level:	85.00% of the Initial Underlier Level (equal to a -15.00% Underlier Return)
Buffer Amount:	15.00%
Buffer Rate:	The *quotient* of the Initial Underlier Level *divided* by the Buffer Level, which equals approximately 117.65%
Maximum Settlement Amount:	$1,241.28
Cap Level:	115.08% of the Initial Underlier Level
CUSIP/ISIN:	40435UJT2 / US40435UJT25

HYPOTHETICAL CASH SETTLEMENT AMOUNT



Hypothetical Final Underlier Level (as % of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as % of Face Amount)
150.000%	124.128%
140.000%	124.128%
130.000%	124.128%
120.000%	124.128%
115.080%	**124.128%**
110.000%	116.000%
106.000%	109.600%
104.000%	106.400%
102.000%	103.200%
100.000%	**100.000%**
95.000%	100.000%
90.000%	100.000%
85.000%	**100.000%**
80.000%	94.118%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	**0.000%**

RISKS

Please read the section entitled "Risk Factors" of this pricing supplement as well as the risks and considerations described in "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and the accompanying ETF Underlying Supplement.

We refer to the notes we are offering by this pricing supplement as the "offered notes" or the "notes". Each of the offered notes, including your notes, has the terms described below. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the ETF Underlying Supplement.

This section is meant as a summary and should be read in conjunction with the prospectus, the prospectus supplement and the ETF Underlying Supplement. This pricing supplement supersedes any conflicting provisions of the documents listed above.

Key Terms

Issuer:	HSBC USA Inc.
Specified Currency:	U.S. dollars ("$")
Face Amount:	Each note will have a face amount of $1,000; $744,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.
	Purchase at amount other than face amount: the amount we will pay you at the Stated Maturity Date for your notes will not be adjusted based on the price to public you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated Buffer Level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the Cap Level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See "Risk Factors — If you purchase your notes at a premium to face amount, the return on your investment will be lower than the return on notes purchased at face amount and the impact of certain key terms of the notes will be negatively affected" on page PS-18 of this pricing supplement.
Underlier:	The iShares® MSCI Emerging Markets ETF (Bloomberg symbol, "EEM UP Equity")
Underlying Index:	MSCI Emerging Markets Index, as published by MSCI Inc.
Trade Date:	April 1, 2019
Original Issue Date (Settlement Date):	April 8, 2019
Determination Date:	February 8, 2021, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Stated Maturity Date:	February 10, 2021, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Cash Settlement Amount:	For each $1,000 face amount of your notes, we will pay you on the Stated Maturity Date an amount in cash equal to:

- if the Final Underlier Level is *greater than* or *equal to* the Cap Level, the Maximum Settlement Amount;
- if the Final Underlier Level is *less than* the Cap Level but *greater than* the Initial Underlier Level, the *sum* of (1) $1,000 *plus* (2) the *product* of (i) $1,000 *times* (ii) the Upside Participation Rate *times* (iii) the Underlier Return;
- if the Final Underlier Level is *equal to* or *less than* the Initial Underlier Level

but *greater than* or *equal to* the Buffer Level, $1,000; or

- if the Final Underlier Level is *less than* the Buffer Level, the *sum* of (1) $1,000 *plus* (2) the *product* of (i) $1,000 *times* (ii) the Buffer Rate *times* (iii) the *sum* of the Underlier Return *plus* the Buffer Amount.

Maximum Settlement Amount:	$1,241.28 per $1,000 face amount of the notes
Upside Participation Rate:	160.00%
Cap Level:	115.08% of the Initial Underlier Level
Buffer Level:	85.00% of the Initial Underlier Level
Buffer Amount:	15.00%
Buffer Rate:	The *quotient* of the Initial Underlier Level *divided* by the Buffer Level, which equals approximately 117.65%.
Underlier Return:	The *quotient* of (1) the Final Underlier Level *minus* the Initial Underlier Level *divided* by (2) the Initial Underlier Level, expressed as a percentage.
Initial Underlier Level:	$43.63, which was the Official Closing Price of the Underlier on that date.
Final Underlier Level:	The Official Closing Price of the Underlier on the Determination Date
Official Closing Price:	As described under "Additional Terms of the Notes — Official Closing Price" on page S-47 of the accompanying ETF Underlying Supplement.
Market Disruption Events:	As defined on page S-47 of the accompanying ETF Underlying Supplement.
Trading Day:	As defined on page S-47 of the accompanying ETF Underlying Supplement. The accompanying ETF Underlying Supplement refers to a Trading Day as a "Scheduled Trading Day."
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN:	40435UJT2 / US40435UJT25
Estimated Initial Value:	The Estimated Initial Value of the notes is less than the price you pay to purchase the notes. The Estimated Initial Value does not represent a minimum price at which we or any of its affiliates would be willing to purchase your notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any."

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying ETF Underlying Supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

ETF Underlying Supplement Term	Pricing Supplement Term
maturity date	Stated Maturity Date
Final Valuation Date	Determination Date
principal amount	face amount
Reference Asset	Underlier
Reference Sponsor	Underlier Sponsor
Scheduled Trading Day	Trading Day

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical Underlier levels on the Determination Date could have on the Cash Settlement Amount at maturity assuming all other variables remain constant.

The examples below are based on a range of Final Underlier Levels that are entirely hypothetical; the price of the Underlier on any day throughout the life of the notes, including the Final Underlier Level on the Determination Date, cannot be predicted. The Underlier has been highly volatile in the past — meaning that the price of the Underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the Original Issue Date at the face amount and held to the Stated Maturity Date. If you sell your notes in a secondary market prior to the Stated Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the Underlier and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes were set on the Trade Date (as determined by reference to pricing models used by us) is less than the original price to public of your notes. For more information on the estimated value of your notes, see "Risk Factors — The Estimated Initial Value of the notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any." on page PS-14 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions	
Face Amount	$1,000
Upside participation rate	160.00%
Cap Level	115.08% of the Initial Underlier Level
Maximum Settlement Amount	$1,241.28
Buffer Level	85.00% of the Initial Underlier Level
Buffer Rate	approximately 117.65%
Buffer Amount	15.00%
Neither a Market Disruption Event nor a non-Trading Day occurs on the originally scheduled Determination Date	
No change in or affecting the Underlier or the policies of the Underlier's investment advisor or the method by which the MSCI Inc. ("MSCI" or the "Underlying Index Sponsor") calculates the MSCI Emerging Markets Index (the "Underlying Index")	
Notes purchased on the Original Issue Date at the face amount and held to the Stated Maturity Date	

The actual performance of the Underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical prices of the Underlier shown elsewhere in this pricing supplement. For information about the historical prices of the Underlier during recent periods, see "Information Relating to the Underlier — Historical Performance of the Underlier" below. Before investing in the offered notes, you should consult publicly available information to determine the prices of the Underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Underlier Stocks.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level. The amounts in the right column represent the hypothetical Cash Settlement Amount, based on the corresponding hypothetical Final Underlier Level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Cash Settlement Amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the Stated Maturity Date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical Final Underlier Level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	124.128%
140.000%	124.128%
130.000%	124.128%
120.000%	124.128%
115.080%	**124.128%**
110.000%	116.000%
106.000%	109.600%
104.000%	106.400%
102.000%	103.200%
100.000%	**100.000%**
95.000%	100.000%
90.000%	100.000%
85.000%	**100.000%**
80.000%	94.118%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	**0.000%**

If, for example, the Final Underlier Level were determined to be 25.000% of the Initial Underlier Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be approximately 29.412% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date at the face amount and held them to the Stated Maturity Date, you would lose approximately 70.588% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the Final Underlier Level were determined to be 0.000% of the Initial Underlier Level, you would lose your entire investment in the notes. In addition, if the Final Underlier Level were determined to be 150.000% of the Initial Underlier Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be capped at the Maximum Settlement Amount, or 124.128% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the Stated Maturity Date, you would not benefit from any increase in the Final Underlier Level over 115.080% of the Initial Underlier Level.

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amounts that we would pay on your notes on the Stated Maturity Date, if the Final Underlier Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Cash Settlement Amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical Final Underlier Levels are expressed as percentages of the Initial Underlier Level. The chart shows that any hypothetical Final Underlier Level of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Underlier Level of greater than or equal to 115.080% (the section right of the 115.080% marker on the horizontal axis) would result in a capped return on your investment.



The Cash Settlement Amounts shown above are entirely hypothetical; they are based on the hypothetical prices of the Underlier that may not be achieved on the Determination Date and on assumptions that may prove to be erroneous. The actual market value of your notes on the Stated Maturity Date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical Cash Settlement Amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical Cash Settlement Amounts on notes held to the Stated Maturity Date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual price to public you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read "Risk Factors —If you purchase your notes at a premium to face amount, the return on your investment will be lower than the return on notes purchased at face amount and the impact of certain key terms of the notes will be negatively affected" beginning on page PS-18 of this pricing supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Underlier Level or what the market value of your notes will be on any particular Trading Day, nor can we predict the relationship between the price of the Underlier and the market value of your notes at any time prior to the Stated Maturity Date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual Final Underlier Level, which will be determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the Stated Maturity Date may be very different from the information reflected in the table and chart above.

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You seek an investment with an enhanced return linked to the potential positive performance of the Underlier and you believe that the price of the Underlier will increase moderately over the term of the notes.

- You are willing to invest in the notes based on the Maximum Settlement Amount indicated herein, which may limit your return at maturity.

- You are willing to make an investment that is exposed to the negative Underlier Return on an approximately 1.1765-to-1 basis for each percentage point that the Underlier Return is less than -15%.

- You understand that you may lose your entire principal amount.

- You are willing to accept the risk and return profile of the notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You are willing to forgo dividends or other distributions paid to holders of the stocks held by the Underlier.

- You do not seek current income from your investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the notes to maturity.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

The notes may not be suitable for you if:

- You believe that the Underlier Return will be negative or that the Underlier Return will not be sufficiently positive to provide you with your desired return.

- You are unwilling to invest in the notes based on the Maximum Settlement Amount indicated herein, which may limit your return at maturity.

- You are unwilling to make an investment that is exposed to the negative Underlier Return on an approximately 1.1765-to-1 basis for each percentage point that the Underlier Return is less than -15%.

- You seek an investment that provides full return of principal.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You prefer to receive the dividends or other distributions paid on the stocks held by the Underlier.

- You seek current income from your investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the notes to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement. Investing in the notes is not equivalent to investing directly in the Underlier or any of the stocks held by the Underlier. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying, prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the notes described in the following sections:

"— Risks Relating to All Note Issuances" in the prospectus supplement;

"— General Risks Related to Index Funds" in the ETF Underlying Supplement;

"— Securities Prices Generally Are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement; and

"— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the notes may result in a loss.

The notes do not guarantee any return of principal. You will be exposed on a leveraged basis to any decline in the Underlier from the Initial Underlier Level to the Final Underlier Level by more than the Buffer Amount, which will magnify your losses. You may lose up to 100% of your face amount at maturity if the Final Underlier Level is less than the Buffer Level.

The return on the notes is limited by the return represented by the Maximum Settlement Amount.

You will not participate in any appreciation in the price of the Underlier beyond the Cap Level. You will not receive a return on the notes greater than the return represented by the range of Maximum Settlement Amounts indicated herein. The actual Maximum Settlement Amount will be determined on the Trade Date. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the securities included in the Underlier.

The amount payable on the notes is not linked to the price of the Underlier at any time other than the Determination Date.

The Final Underlier Level will be the Official Closing Price of the Underlier on the Determination Date, subject to postponement for non-Trading Days and certain Market Disruption Events. Even if the price of the Underlier appreciates during the term of the notes other than on the Determination Date but then decreases on the Determination Date to a price that is less than the Initial Underlier Level, the Cash Settlement Amount may be less, and may be significantly less, than it would have been had the Cash Settlement Amount been linked to the price of the Underlier prior to such decrease. Although the actual price of the Underlier on the Stated Maturity Date or at other times during the term of the notes may be higher than the Final Underlier Level, the Cash Settlement Amount will be based solely on the Official Closing Price of the Underlier on the Determination Date.

Credit risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The notes will not bear interest.

As a holder of the notes, you will not receive interest payments.

Changes that affect the Underlier or the Underlying Index will affect the market value of the notes and the amount you will receive at maturity.

The policies of the Underlier Sponsor or the Underlying Index Sponsor concerning additions, deletions and substitutions of the constituents comprising the Underlier or the Underlying Index, as applicable, and the manner in which the Underlier Sponsor or the Underlying Index Sponsor takes account of certain changes affecting those constituents may affect the price of the Underlier. The policies of the Underlier Sponsor or the Underlying Index Sponsor with respect to the calculation of the Underlier or the Underlying Index, as applicable, could also affect the price of the Underlier. The Underlier Sponsor or the Underlying Index Sponsor may discontinue or suspend calculation or dissemination of the Underlier or the Underlying Index, as applicable. Any such actions could affect the value of the notes.

The performance and market value of the Underlier during periods of market volatility may not correlate with the performance of the Underlying Index as well as the net asset value per share of the Underlier.

During periods of market volatility, securities held by the Underlier may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Underlier and the liquidity of the Underlier may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Underlier. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Underlier. As a result, under these circumstances, the market value of shares of the Underlier may vary substantially from the net asset value per share of the Underlier. For all of the foregoing reasons, the performance of the Underlier may not correlate with the performance of the Underlying Index as well as the net asset value per share of the Underlier, which could materially and adversely affect the value of the notes in the secondary market and/or reduce your payment at maturity.

There Are Risks Associated with the Underlier.

Although the Underlier's shares are listed for trading on NYSE Arca, Inc. (the "NYSE Arca") and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlier or that there will be liquidity in the trading market.

In addition, the Underlier is subject to management risk, which is the risk that the Underlier's investment advisor's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the Underlier's investment advisor may select a percentage of the Underlier's assets to be invested in shares of equity securities that are not included in the Underlying Index. The Underlier is also not actively managed and may be affected by a general decline in market segments relating to the Underlying Index. The Underlier's investment advisor invests in securities included in, or representative of, the Underlying Index regardless of their investment merits. The Underlier's investment advisor does not attempt to take defensive positions in declining markets.

In addition, the Underlier is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country's securities market is, the greater the likelihood of custody problems.

The Underlier and the Underlying Index are different and the performance of the Underlier may not correlate with the performance of the Underlying Index.

The Underlier uses a representative sampling strategy to attempt to track the performance of the Underlying Index. The Underlier may not hold all or substantially all of the equity securities included in the

Underlying Index and may hold securities or assets not included in the Underlying Index. Therefore, while the performance of the Underlier is generally linked to the performance of the Underlying Index, the performance of the Underlier is also linked in part to shares of equity securities not included in the Underlying Index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the Underlier's investment advisor.

Imperfect correlation between the Underlier's portfolio securities and those in the Underlying Index, rounding of prices, changes to the Underlying Index and regulatory requirements may cause tracking error, the divergence of the Underlier's performance from that of the Underlying Index.

In addition, the performance of the Underlier will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index and this may increase the tracking error of the Underlier. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the Underlier and the Underlying Index. Finally, because the shares of the Underlier are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Underlier may differ from the net asset value per share of the Underlier.

For all of the foregoing reasons, the performance of the Underlier may not correlate with the performance of the Underlying Index. Consequently, the return on the notes will not be the same as investing directly in the Underlier or in the Underlying Index or in the Underlier Stocks or in the stocks comprising the Underlying Index, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the Underlying Index.

The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Cash Settlement Amount of the notes.

The Estimated Initial Value of the notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the notes in the secondary market, if any.

The Estimated Initial Value of the notes was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We determined the value of the embedded derivatives in the notes by reference to our internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from the Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

The price of your notes in the secondary market, if any, immediately after the Trade Date is less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes and the costs associated with structuring and hedging our obligations under the notes. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlier and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you

If HSBC Securities (USA) Inc. were to repurchase your notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that HSBC Securities (USA) Inc. may initially use for customer account statements, if HSBC Securities (USA) Inc. provides any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in the discretion of HSBC Securities (USA) Inc., HSBC Securities (USA) Inc. may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. HSBC Securities (USA) Inc. will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which HSBC Securities (USA) Inc. effectively reimburses to investors in this way may not be allocated ratably throughout the reimbursement period, and HSBC Securities (USA) Inc. may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the notes based on changes in market conditions and other factors that cannot be predicted.

The notes lack liquidity.

The notes will not be listed on any securities exchange. Neither we nor any of our affiliates are required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we or any of our affiliates is willing to buy the notes.

The market value of your notes may be influenced by many unpredictable factors.

The following factors, among others, many of which are beyond our control, may influence the market value of your notes:

- the volatility — i.e., the frequency and magnitude of changes — of the price of the Underlier;
- the price of the Underlier, the Upside Participation Rate, the Cap Level and the Buffer Level;
- the dividend rates of the stocks held by the Underlier;
- economic, financial, regulatory, political, military and other events that affect stock markets generally and the stocks underlying the Underlier, which may affect the Official Closing Price of the Underlier;
- interest rates and yield rates in the market;
- the time remaining until your notes mature; and
- our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes.

An investment in the notes is subject to risks associated with foreign securities markets.

The Underlier holds stocks traded in equity markets of foreign countries. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising the Underlier may have less liquidity and may be more volatile than

U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

There are risks associated with emerging markets.

An investment in the notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations that have securities included in the Underlier are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

The notes will not be adjusted for changes in exchange rates.

The Underlier holds assets that are denominated in non-U.S. dollar currencies. The value of the assets held by the Underlier that are denominated in non-U.S. dollar currencies will be adjusted to reflect their U.S. dollar value by converting the price of such assets from the non-U.S. dollar currency to U.S. dollars. Consequently, if the value of the U.S. dollar strengthens against the non-U.S. dollar currency in which an asset is denominated, the level of the Underlier may not increase even if the non-dollar value of the asset held by the Underlier increases.

Foreign currency exchange rates vary over time, and may vary considerably during the term of your notes. Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions. Of particular importance are:

● existing and expected rates of inflation;

● existing and expected interest rate levels;

● the balance of payments among countries;

● the extent of government surpluses or deficits in the relevant foreign country and the United States; and

● other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the relevant foreign countries and the United States and other countries important to international trade and finance.

The market price of the notes and level of the Underlier could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad or other de facto restrictions on the repatriation of U.S. dollars.

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates. If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes. In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations. Any such changes or reforms could also adversely impact your notes.

Upon the occurrence of certain events affecting the Underlier, the Calculation Agent has the discretion to accelerate the Stated Maturity Date.

If certain events occur, the Calculation Agent may, in its sole discretion, accelerate the Stated Maturity Date to the day which is ten business days after the date of such event. The Calculation Agent will determine the Cash Settlement Amount in same general manner as set forth herein and once the Cash Settlement Amount is paid, you will not be entitled to any additional payments. If an acceleration occurs, your overall return may be less than it would have been had the Notes remained outstanding until the Stated Maturity Date and you may not be able to reinvest your funds in notes with terms that are comparable to the terms of the Notes. Events which may lead to an acceleration include, but are not limited to, (i) the resignation or termination of the Underlier's investment advisor, (ii) any change in the governing documents or a material change to the laws governing the Underlier, (iii) a breach or violation of the strategy or investment guidelines of the Underlier, (iv) the Underlier or the Underlier's investment advisor cease to exist, (v) the shares of the Underlier are reclassified or the Underlying Index changes or the Underlier is acquired by or aggregated to another fund, (vi) any suspension or revocation of the registration or approval of the shares of the Underlier, the Underlier or the Underlier's investment advisor, (vii) a change in the legal, tax, accounting, or regulatory treatment of the Underlier or the Underlier's investment advisor, (viii) the Underlier, the Underlier's investment advisor or any person with the primary administrative responsibilities for the Underlier (the "Fund Administrator") becoming subject to any investigation, proceeding or litigation by any relevant authority involving the alleged violation of applicable law, (ix) the Fund Administrator and/or the Underlier's investment adviser are affected by bankruptcy, insolvency, dissolution, or winding up proceedings. Please see "Additional Terms of the Notes— Index Fund Alteration Event" on page S-51 of the ETF Underlying Supplement for more information.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. For example, the calculation agent will determine whether a Market Disruption Event occurs in its sole discretion. In making that determination, the calculation agent will use information that may not be easily obtainable by investors. See "Summary Information—Market Disruption Events" above. The calculation agent will also have significant discretion in the event of certain events affecting the Underlier, as set forth in the sections "Additional Terms of the Notes—Antidilution and Reorganization Adjustments", "—Delisting or Suspension of Trading in the Shares of an Index Fund and Termination of an Index Fund," "—Merger Event and Tender Offer," and "—Index Fund Alteration Event" in the ETF Underlying Supplement. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

It is possible that hedging activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

If the price of the Underlier changes, the market value of your notes may not change in the same manner.

Your notes may trade quite differently from the performance of the Underlier. Changes in the price of the Underlier may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under "—The market value of your notes may be influenced by many unpredictable factors" above.

You have no shareholder rights or rights to receive any Underlier or Underlier Stock.

Investing in your notes will not make you a holder of the Underlier or any of the securities held by the Underlier (the "Underlier Stocks). Neither you nor any other holder or owner of your notes will have any rights with respect to the Underlier or the Underlier Stocks, including voting rights, any right to receive dividends or other distributions, any rights to make a claim against the Underlier or the Underlier Stocks or any other rights of a holder of the Underlier or the Underlier Stocks. Your notes will be paid in cash and you will have no right to receive delivery of the Underlier or any Underlier Stocks.

Past performance is no guide to future performance.

The actual performance of the Underlier over the life of the notes, as well as the amount payable at maturity, if any, may bear little relation to the historical closing prices of the Underlier or to the hypothetical examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlier.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in the notes, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We may sell an additional aggregate face amount of the notes at a different price to public.

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The price to public of the notes in the subsequent sale may differ substantially (higher or lower) from the original price to public you paid as provided on the cover of this pricing supplement.

If you purchase your notes at a premium to face amount, the return on your investment will be lower than the return on notes purchased at face amount and the impact of certain key terms of the notes will be negatively affected.

The Cash Settlement Amount will not be adjusted based on the price to public you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the Buffer Level and the Cap Level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the Cap Level will only permit a lower positive return in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the Buffer Level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

INFORMATION RELATING TO THE UNDERLIER

The Underlier seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of August 31, 2018, the MSCI Emerging Markets Index consisted of the following 24 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Russia, Qatar, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

In addition, information about the iShares® Emerging Markets ETF may be obtained from other sources, including, but not limited to, the underlier sponsor's website (including information regarding the underlier's (i) top ten constituents and their weightings, (ii) sector weightings and (iii) country weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor any agent or dealer for this offering makes any representation that this publicly available information regarding the underlier is accurate or complete.

For more information about the Underlier, see "The iShares® MSCI Emerging Markets Index ETF" beginning on page S-26 of the accompanying ETF Underlying Supplement.

Historical Performance of the Underlier

The closing price of the Underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing price of the Underlier during the period shown below is not an indication that the Underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical prices of the Underlier as an indication of its future performance. We cannot give you any assurance that the future performance of the Underlier or the component stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the Stated Maturity Date.

Neither we nor any of our affiliates make any representation to you as to the future performance of the Underlier. The actual performance of the Underlier over the life of the offered notes, as well as the Cash Settlement Amount, may bear little relation to the historical closing prices shown below.

The graph below is based on the daily historical closing prices of the Underlier from April 1, 2009 through April 1, 2019. We obtained the information in the graph below from Bloomberg Professional® service, without independent verification.

Historical Performance of the iShares® MSCI Emerging Markets ETF



EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Summary Information—Cash Settlement Amount" in this pricing supplement. In that case, the Trading Day immediately preceding the date of acceleration will be used as the Determination Date for purposes of determining the Underlier Return, and the accelerated maturity date will be three business days after the accelerated Determination Date. If a Market Disruption Event exists with respect to the Underlier on that Trading Day, then the accelerated Determination Date for the Underlier will be postponed for up to five Trading Days (in the same manner used for postponing the originally scheduled Determination Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

HSBC USA Inc. has agreed to sell to HSBC Securities (USA) Inc., and HSBC Securities (USA) Inc. has agreed to purchase from HSBC USA Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. HSBC Securities (USA) Inc. will offer the notes to the public at the price to public set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such price. Neither HSBC Securities (USA) Inc. or any of its affiliates will pay an underwriting discount in connection with the distribution of the notes.

In addition, HSBC Securities (USA) Inc. or any of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

Delivery of the notes will be made against payment for the notes on the Original Issue Date above, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a pre-paid executory contract with respect to the Underlier. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a note as a pre-paid executory contract with respect to the Underlier. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the EEM (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the note). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each note linked to the EEM will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a note over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such note for an amount equal to the "issue price" of the note and, upon the date of sale, exchange or maturity of the note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the note). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of a note after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether the Underlier or any of the entities whose stock is owned by the Underlier would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the Underlier or one or more of the entities whose stock is owned by the Underlier were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlier and the entities whose stock is owned by the Underlier and consult your tax advisor regarding the possible consequences to you if the Underlier or one or more of the entities whose stock is owned by the Underlier is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlier or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlier or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.

You should only rely on the information contained in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS
Pricing Supplement

HSBC USA Inc.

$744,000

Leveraged Buffered Capped iShares® MSCI Emerging Markets ETF Linked Notes
due February 10, 2021



HSBC Securities (USA) Inc.